UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Infobird,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers

On September 5, 2025, Mr. Zhihua Chen (“Mr. Chen”) was appointed as an independent non-executive director of the Company. Mr. Chen was also appointed as a member of the audit committee, nomination and governance committee and compensation committee of the Company.

The biographies for Mr. Chen is set forth below:

Zhihua Chen is an independent director of the Company. Since January 2025, Mr. Chen has been serving as the marketing operations director of Yunnan Trace Technology Co, Ltd. From May 2022 to January 2025, Mr. Chen served as a market department specialist of Shenzhen Xingyin Information Technology Co, Ltd. From July 2018 to March 2022, Mr. Chen served as a marketing assistant of Shanghai Qiaobu Technology Co., Ltd. Mr. Chen received an associate degree in management science from Kunming Vocational and Technical College of Industry, People’s Republic of China.

Mr. Chen has entered into an independent director agreement with the Company, which is filed herewith as Exhibit 10.1, should be reviewed in its entirety for additional information.

The foregoing description of does not purport to be complete and is qualified in its entirety by reference to the full text actual Agreement, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Director Agreement with Mr. Zhihua Chen dated September 5, 2025.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INFOBIRD CO., LTD

Date:	September 8, 2025	By:	/s/ Yiting Song
Yiting Song, Chief Financial Officer